EXHIBIT 99.07

New appointment of Senior Executive Vice President for Investment

Date of events: 2017/08/08

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2017/08/08

3.Name, title, and resume of the replaced person: Shui-Yi Kuo, Senior Executive Vice President for Investment of Chunghwa Telecom and former Vice President of Investment Department, Master’s degree in Accounting from National Chengchi University.

4.Name, title, and resume of the replacement: Yung-Fong Song , President of Chunghwa Investment Co., Ltd. and former Chairman of CIMB Advisory Taiwan, MBA degree from University of Iowa.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:2017/08/09

8.Any other matters that need to be specified:None